Exhibit 5.(i)A

April 10, 1998


Farmland Industries, Inc.
3315 North Oak Trafficway
Kansas City, Missouri 64116
Ladies and Gentlemen:

            I am acting as General Counsel to Farmland Industries, Inc. a Kansas cooperative corporation (the "Company"), in connection with the Registration Statement on Form S-2, filed with the Securities and Exchange Commission (No. 333-49373) for the purpose of registering under the Securities Act of 1933, as amended, 2,000,000 shares of the Company's 8% Series A Cumulative Redeemable Preferred Shares (the "Shares") to be offered by certain holders of the Shares (the "Selling Holders").

            I have examined the Restated Articles of Incorporation of the Company and the Bylaws of the Company as presently in effect, together with such other corporate records, certificates of public officials and other documents as I have deemed relevant to this opinion.

            Based on the foregoing, it is my opinion that:

            1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas.

            2. The 2,000,000 Shares to be sold by the Selling Holders are validly issued, fully paid and nonassessable.

            With respect to the opinion expressed in paragraph 2 relating to the validity of the issuance of the Shares under the laws of the State of Kansas, to the extent relevant, I have relied on the opinion of Stinson, Mag & Fizzell P.C., a copy of which is attached hereto.

            I hereby consent to the reference to this opinion under the heading "Legal Opinions" in the Prospectus which constitutes a part of the Registration Statement. I also consent to the inclusion of this opinion in the Registration Statement as an exhibit thereto.


Very truly yours,

      /s/  ROBERT B. TERRY

Robert B. Terry
Vice President and General Counsel